Exhibit 99.1

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Financial Statements as at September 30, 2010 (unaudited)

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Review Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Ltd. and its subsidiaries (“the Group"), comprising of the condensed consolidated interim statement of financial position as of September 30, 2010 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 2.4% of the total consolidated assets as at September 30, 2010, and whose revenues constitute 0.9% and 1.5% of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, as described in Note 5.

Somekh Chaikin
Certified Public Accountants

November 1, 2010

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Financial Position

	September 30, 2010	September 30, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	1,346	1,278		580
Investments, including derivatives	66	181		154
Trade receivables	2,737	2,473		2,491
Other receivables	191	187		171
Inventory	178	196		263
Assets held for sale	30	34		40

Total current assets	4,548	4,349		3,699

Investments, including derivatives	134	161		130
Trade and other receivables	1,073	809		887
Property, plant and equipment	5,533	5,459	*	5,428	*
Intangible assets	2,221	1,874		1,885
Deferred and other expenses	300	283	*	301	*
Investments in equity-accounted investees (mainly loans)	1,111	1,215		1,219
Deferred tax assets	332	385		392

Total non-current assets	10,704	10,186		10,242

Total assets	15,252	14,535		13,941

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	954	879	862
Trade payables	1,086	989	1,091
Other payables, including derivatives	848	714	697
Current tax liabilities	377	251	118
Deferred income	32	42	36
Provisions	295	365	380
Employee benefits	351	273	505
Dividend payable	1,280	1,149	-

Total current liabilities	5,223	4,662	3,689

Debentures	1,958	2,715	2,716
Bank loans	2,815	572	558
Employee benefits	298	271	294
Deferred income and others	44	5	5
Provisions	68	70	71
Deferred tax liabilities	88	52	70

Total non-current liabilities	5,271	3,685	3,714

Total liabilities	10,494	8,347	7,403

Equity

Total equity attributable to Company shareholders	4,714	6,163	6,544
Non-controlling interests	44	25	(6)

Total equity	4,758	6,188	6,538

Total equity and liabilities	15,252	14,535	13,941

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 1, 2010

*	Retrospective application by restatement, see Note 3

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Continuing operations Revenue (Note 8)	8,929	8,587	3,033	2,924	11,519

Costs and expenses
Depreciation and amortization	1,041	1,109	350	361	1,485
Salaries	1,486	1,464	492	475	1,990
Operating and general expenses (Note 9)	3,713	3,576	1,271	1,251	4,871
Other operating expenses (income), net	(154)	(54)	(59)	(38)	201

	6,086	6,095	2,054	2,049	8,547

Operating profit	2,843	2,492	979	875	2,972

Finance income (expenses)
Finance expenses	287	331	150	168	398
Finance income	(200)	(344)	(76)	(152)	(429)

Finance expenses (income), net	87	(13)	74	16	(31)

Profit after finance expenses (income), net	2,756	2,505	905	859	3,003

Share in losses of equity- accounted investees	(180)	(8)	(71)	(12)	(34)

Profit before income tax	2,576	2,497	834	847	2,969

Income tax	708	702	246	259	807

Profit for the period from continuing operations	1,868	1,795	588	588	2,162

Discontinued operations
Profit for the period from discontinued operations	-	1,379	-	1,475	1,379

Profit for the period	1,868	3,174	588	2,063	3,541

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Income (Contd.)

	Nine months ended			Three months ended			Year ended
	September 30			September 30			December 31
	2010		2009	2010		2009	2009
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS millions		NIS millions	NIS millions		NIS millions	NIS millions

Attributable to:
Company shareholders
Profit for the period from continuing operations	1,868		1,791	588		586	2,157
Profit for the period from discontinued operations	-		1,446	-		1,502	1,446

	1,868		3,237	588		2,088	3,603

Non-controlling interests
Profit for the period from continuing operations	-	*	4	-	*	2	5
Loss for the period from discontinued operations	-		(67)	-		(27)	(67)

	-		(63)	-		(25)	(62)

Profit for the period	1,868		3,174	588		2,063	3,541

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.70		0.68	0.22		0.22	0.82
Profit from discontinued operations	-		0.55	-		0.57	0.55

	0.70		1.23	0.22		0.79	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.69		0.67	0.22		0.22	0.80
Profit from discontinued operations	-		0.54	-		0.57	0.54

	0.69		1.21	0.22		0.79	1.34

*	Less than NIS 500,000

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended			Three months ended			Year ended
	September 30			September 30			December 31
	2010		2009	2010		2009	2009
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS millions		NIS millions	NIS millions		NIS millions	NIS millions

Profit for the period	1,868		3,174	588		2,063	3,541

Other comprehensive profit (loss) for the period, net of tax	3		-	3		(1)	(11)

Total comprehensive income for the period	1,871		3,174	591		2,062	3,530

Attributable to:

Company shareholders
Profit for the period from continuing operations	1,871		1,791	591		585	2,146

Profit for the period from discontinued operations	-		1,446	-		1,502	1,446

	1,871		3,237	591		2,087	3,592
Non-controlling interests
Profit for the period from continuing operations	-	*	4	-	*	2	5
Comprehensive loss for the period from discontinued operations	-		(67)	-		(27)	(67)

	-		(63)	-		(25)	(62)

Comprehensive income for the period	1,871		3,174	591		2,062	3,530

*	Less than NIS 500,000

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Premium on share capital	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Retained deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to Company shareholders

Nine months ended September 30, 2010 (unaudited)

Balance at January 1, 2010 (audited)	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Comprehensive income for the period (unaudited)	-	-	-	-	3	1,868	1,871	-	1,871
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments (unaudited)	-	-	16	-	-	-	16	-	16
Exercise of options into shares (unaudited)	19	81	(79)	-	-	-	21	-	21
Transfer of funds by non-controlling interests (unaudited)	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	57	57
Increase in holding in a subsidiary (unaudited)	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance at September 30, 2010 (unaudited)	6,206	356	147	390	(7)	(2,378)	4,714	44	4,758

Nine months ended September 30, 2009 (Unaudited)

Balance at January 1, 2009 (audited)	6,132	-	362	390	(4)	(2,165)	4,715	(471)	4,244

Comprehensive income for the period (unaudited)	-	-	-	-	-	3,237	3,237	(63)	3,174
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments (unaudited)	-	-	35	-	-	-	35	-	35
Exercise of options into shares (unaudited)	49	247	(179)	-	-	-	117	-	117
Derecognition of non-controlling interests for deconsolidation of a company (unaudited)	-	-	-	-	-	-	-	551	551
Transfer of funds by non-controlling interests (unaudited)	-	-	-	-	-	-	-	8	8

Balance at September 30, 2009 (unaudited)	6,181	247	218	390	(4)	(869)	6,163	25	6,188

*	Including translation reserve, available for sale assets and transactions with non-controlling interests.

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Premium on share capital	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Retained deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to Company shareholders

Three months ended September 30, 2010 (Unaudited)

Balance at July 1, 2010 (unaudited)	6,203	345	153	390	(5)	(1,686)	5,400	49	5,449

Comprehensive income for the period (unaudited)	-	-	-	-	3	588	591	-	591
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(1,280)	(1,280)	-	(1,280)
Share-based payments (unaudited)	-	-	5	-	-	-	5	-	5
Exercise of options into shares (unaudited)	3	11	(11)	-	-	-	3	-	3
Transfer of funds by non-controlling interests (unaudited)	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	2	2
Increase in holding in a subsidiary (unaudited)	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance at September 30, 2010 (unaudited)	6,206	356	147	390	(7)	(2,378)	4,714	44	4,758

Three months ended September 30, 2009 (Unaudited)

Balance at July 1, 2009 (unaudited)	6,172	203	244	390	(3)	(1,808)	5,198	(503)	4,695
Comprehensive income for the period (unaudited)	-	-	-	-	(1)	2,088	2,087	(25)	2,062
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(1,149)	(1,149)	-	(1,149)
Share-based payments (unaudited)	-	-	7	-	-	-	7	-	7
Exercise of options into shares (unaudited)	9	44	(33)	-	-	-	20	-	20
Derecognition of non-controlling interests for deconsolidation of a company (unaudited)	-	-	-	-	-	-	-	551	551
Transfer of funds by non-controlling interests (unaudited)	-	-	-	-	-	-	-	2	2

Balance at September 30, 2009 (unaudited)	6,181	247	218	390	(4)	(869)	6,163	25	6,188

*	Including translation reserve, available for sale assets and transactions with non-controlling interests.

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Premium on share capital	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Retained deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to Company shareholders

Year ended December 31, 2009 (audited):

Balance at January 1, 2009 (audited)	6,132	-	362	390	(4)	(2,165)	4,715	(471)	4,244

Comprehensive income for the year (audited)	-	-	-	-	(1)	3,593	3,592	(62)	3,530

Dividends to Company shareholders (audited)	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)

Share-based payments (audited)	-	-	49	-	-	-	49	-	49

Exercise of options into shares (audited)	55	275	(201)	-	-	-	129	-	129

Derecognition of non-controlling interests for deconsolidation of a company (audited)	-	-	-	-	-	-	-	551	551

Dividend paid to non-controlling interests less transfer of funds (audited)	-	-	-	-	-	-	-	(24)	(24)

Balance at December 31, 2009 (audited)	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	1,868	3,174	588	2,063	3,541
Adjustments:
Depreciation	823	1,037 *	277	332 *	1,343 *
Amortization of intangible assets	198	202	65	60	266
Amortization of deferred and other expenses	20	16 *	8	6 *	22 *
Profit from deconsolidation of a subsidiary	-	(1,538)	-	(1,538)	(1,538)
Profit from increase in control in an investee	(57)	-	-	-	-
Share in losses of equity-accounted investees	180	8	71	12	34
Finance expenses, net	77	367	43	195	362
Capital gain, net	(115)	(54)	(86)	(30)	(64)
Share-based payments	16	35	5	7	49
Income tax expenses	708	702	246	259	807
Proceeds (payment) for derivatives, net	(1)	14	-	(2)	11

Change in inventory	89	(47)	(4)	(8)	(114)
Change in trade and other receivables	(288)	(474)	(44)	(215)	(546)
Change in trade and other payables	86	228	242	54	247
Change in provisions	(91)	22	(79)	11	36
Change in broadcasting rights	-	(49)	-	15	(49)
Change in employee benefits	(153)	(126)	(100)	(71)	115
Change in deferred income and others	(1)	(41)	6	7	(41)

Income tax paid, net	(411)	(346)	(72)	(60)	(565)

Net cash from operating activities	2,948	3,130	1,166	1,097	3,916

Cash flow used in investment activities
Investment in intangible
assets and deferred expenses	(234)	(247)	(76)	(91)	(349)
Proceeds from sale of property, plant and equipment	89	102	48	40	90
Change in current investments, net	90	(134)	(20)	(40)	(134)
Purchase of property, plant and equipment	(907)	(1,125)	(300)	(369)	(1,363)
Proceeds from disposal of investments and long-term loans	12	43	8	2	93
Investments and long-term loans	(4)	(4)	(1)	(1)	(4)
Business combinations less cash acquired	(145)	-	(115)	-	-
Dividend received	-	5	-	-	6
Interest received	9	26	2	13	29
Net cash used for investment activities	(1,090)	(1,334)	(454)	(446)	(1,632)

*	Retrospective application by restatement, see Note 3

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Interim Statements of Cash Flows (contd.)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flow for finance activities
Bank loans received	2,670	400	770	-	400
Repayment of debentures	(687)	(672)	(65)	(63)	(682)
Repayment of loans	(433)	(86)	(9)	(24)	(109)
Short-term borrowing, net	(6)	48	(231)	7	48
Dividend paid	(2,453)	(792)	-	-	(1,941)
Interest paid	(192)	(338)	(17)	(80)	(354)
Proceeds for derivatives, net	-	11	-	-	43
Transfer of funds by non-controlling interests less
Dividend distributed, net	2	8	2	2	(24)
Increase in holding in a subsidiary	(14)	-	(14)	-	-
Proceeds from exercise of employee options	21	117	3	20	129
Net cash from (used for) finance activities	(1,092)	(1,304)	439	(138)	(2,490)

Net increase (decrease) in cash and cash equivalents	766	492	1,151	513	(206)
Cash and cash equivalents at beginning of period	580	786	195	765	786

Cash and cash equivalents at end of period	1,346	1,278	1,346	1,278	580

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together – “the Group”), as well as the interests of the Group in associates. The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

B.
As from April 14, 2010, B Communications (SP2) Ltd. (B Communications) is the controlling shareholder of the Company, after acquiring the shares of the Company from Ab.Sp.Ar. At September 30, 2010, B Communications holds 30.39% of the Company’s shares.  B Communications is wholly owned and controlled by B Communications (SP1) Ltd., which is wholly owned and controlled by B Communications Ltd. (formerly 012 Smile Communications Ltd.).

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and updated according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

D.
On April 25, 2010, Bezeq International completed the acquisition of the shares held by Haaretz Newspaper Publishing Ltd. in Walla! Communications Ltd. (Walla) and on September 21, 2010, Bezeq International sold all of its holdings in Walla to the Company. As from April 25, 2010, the Group consolidates Walla in its financial statements. See Note 4 below.

NOTE 2 – BASIS OF PREPARATION

A.
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970.

B.
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries at December 31, 2009 and the year then ended, and their accompanying notes (“the annual financial statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent annual financial statements until the date of these consolidated interim financial statements.

C.	The condensed consolidated interim financial statements were approved by the Board of Directors on November 1, 2010.

D.	Use of estimates and judgment

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires Management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from the estimates used.

The judgment of management, when applying the Group’s accounting policy, and the principal assumptions used in assessments that involve uncertainty, are consistent with those used in the annual financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 3 – REPORTING PRINCIPLES AND ACCOUNTING POLICY

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2009, except for application of new standards and amendments to standards, as set out below.

Initial implementation of new accounting standards

Commencing from January 1, 2010, the Group applies the amendment to IAS 17 – Leases: Classification of Leases of Land and Buildings (“the Amendment”).  The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

The Company leases land from the Israel Land Administration, accounted for as an operating lease. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the statement of financial position as at September 30, 2010 and December 31, 2009, in the amount of NIS 151 million and NIS 125 million, respectively.

NOTE 4 – GROUP ENTITIES

A detailed description of the Group entities appears in Note 13 to the Group’s annual financial statements as at December 31, 2009. Below are details of the material changes that occurred in connection with the Group entities since publication of the annual financial statements.

A.	Equity-accounted associates

DBS Satellite Services (1998) Ltd.

(1)
On March 18, 2010, the board of directors of the Company, as shareholder in DBS Satellite Services (1998) Ltd. (“DBS”), approved the amendment to the financing agreement between DBS and the banks that provide financing for the operations of DBS (“the banks"). Under the amendment, another bank will join the banks and the amount and terms of the financing provided to DBS will be adjusted. Concurrently, amendments were approved to the deed of amendment to the shareholders' loans and the deed of amendment to the guarantee provided by the Company in favor of the banks, such that they would apply to the adjusted financing arrangement. These amendments do not significantly increase the Company's exposure (if at all).

(2)
At September 30, 2010, the balance of DBS's current debt to the Company and its subsidiaries amounts to NIS 59 million, of which NIS 47 million is to the Company. Further to Note 13(A)(2) to the financial statements as at December 31, 2009 in respect of DBS’s current debt to the Group companies, in May 2010, the general meeting of the Company’s shareholders approved an arrangement for DBS’s debt to the Company for communication services, amounting to NIS 31.5 million at July 31, 2009 (reflecting a compromise between the Company’s position and that of DBS). Under the arrangement, DBS will repay the debt to the Company in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest.

Subsequent to the reporting date, in October 2010, the general meeting of the Company’s shareholders approved an amendment to this debt arrangement and to another debt arrangement from September 2006 between the Company and DBS. Under the amendments, all the payments in both debt arrangements that are due from July 2010 to December 2011 will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. The deferred payments amount to NIS 45.4 million. The general meeting also approved a similar arrangement for DBS’s debt of NIS 8.37 million to Bezeq International.

(3)
Following a ruling in the arbitration regarding the formula for calculating royalties for broadcasting works with rights that are administered by the composers, lyricists, poets and music publishers society (ACUM Ltd.), DBS included a material provision in its financial statements as at June 30, 2010. See Note 6(C) to the financial statements of DBS attached to these statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 4 – GROUP ENTITIES (CONTD.)

A.	Equity-accounted associates (contd.)

DBS Satellite Services (1998) Ltd. (contd.)

(3)	(contd.)

DBS is in compliance with the financial covenants set out in the finance agreement as of September 30, 2010, after receiving relief from the banks in October 2010 in relation to the target of one of the covenants at September 30, 2010, which was required in view of the significant provision recorded by DBS as aforesaid. As this relief was received subsequent to the reporting date, DBS’s bank loan of NIS 817.323 million is stated as a short-term liability. DBS received similar relief for the targets of the financial covenants for December 31, 2010.

The management of DBS believes that the financing resources available to the company will be sufficient for its operational requirements for the coming year, based on the projected cash flow approved by the board of directors of DBS. If additional resources are required to meet its operational requirements in the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

For additional details see Note 4 to the financial statements of DBS as at September 30, 2010, which are attached to these financial statements.

B.	Subsidiaries

(1)	Walla! Communications Ltd.

On April 25, 2010, Bezeq International acquired 14,807,939 ordinary shares of Walla, representing 32.55% of the issued and paid up share capital of Walla, in an off-floor transaction, for NIS 89 million. Following the acquisition, Bezeq International is the controlling shareholder in Walla and as from April 25, 2010, Bezeq International began to consolidate Walla in its financial statements.

On August 29, 2010, Bezeq International acquired an additional 2,274,299 shares of Walla (representing 5% of the issued and paid up share capital of Walla) through a special tender offer, at a price of NIS 6 per share and a total of NIS 13.6 million.

On September 21, 2010, after receiving approval from the Antitrust Commissioner for the merger with Walla, the Company acquired from Bezeq International all the shares held by Bezeq International, representing 71.76% of the issued and paid up share capital of Walla, for NIS 196 million.

The contribution of Walla to profit and revenue as from the beginning of the consolidation and through to September 30, 2010 amounted to NIS 4.8 million and NIS 78 million, respectively. Had the acquisition taken place on January 1, 2010, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different. Management assumes that the fair value adjustments at the acquisition date, which were determined, are the same as the adjustments that would have been received had the acquisition taken place on January 1, 2010. As from the date of consolidation, the operations of Walla are included under the Others segment (see Note 10). In accordance with IFRS, the holdings in Walla prior to the acquisition were estimated at the share price which was included in the acquisition transaction. As a result, a profit of NIS 57 million was included under other operating revenue in the consolidated financial statements.

The Group carried out temporary attribution of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the context of a business combination. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 4 – GROUP ENTITIES (CONTD.)

B.	Subsidiaries (contd.)

(1)	Walla! Communications Ltd. (contd.)

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
(Unaudited)
NIS millions

Identifiable assets and liabilities, net	111
Prior equity rights in an acquiree	(94)
Goodwill upon acquisition	70
Non-controlling interests	(57)

Cost of business combination	30

Proceeds paid in cash	(89)
Cash acquired	59

Cash paid, net	(30)

(2)	Coral Tell Ltd.

On September 2, 2010, Walla finalized the agreement of July 8, 2010 with the shareholders of Coral-Tell Ltd. (“Yad2”), which operates the classified ads site Yad2. Under the agreement, Walla will acquire 75% of the share capital of Yad2 for NIS 117.5 million, plus an additional sum to be paid to some of the sellers, based on the total working capital of Yad2 and subject to adjustments. Under the acquisition agreement, Walla has a call option locked for three years at a price based on the value of Yad2 that is not less than NIS 125 million and not more than NIS 200 million. Additionally, Walla granted a put option for all of Walla shares, at a fixed price of NIS 125 million based on the value of Yad2, to non-controlling interests in Yad2. The options are exercisable after three years from finalization of the transaction for a period of one year. Under the purchase agreement, Walla and the non-controlling interest in Yad2 agreed to distribute a maximum dividend.

Due to the call and put options, the business combination was accounted for as acquisition of 100% of the rights in Yad2 and the consideration for the business combination includes the fair value of liabilities expected to be paid to the non-controlling interests in Yad2.

Walla carried out temporary attribution of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the context of a business combination. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date. Had the acquisition taken place at the beginning of the year, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 4 – GROUP ENTITIES (CONTD.)

B.	Subsidiaries (contd.)

(2)	Coral Tell Ltd. (contd.)

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
(Unaudited)
NIS millions

Identifiable assets and liabilities, net	76
Goodwill upon acquisition	79
Put option for non-controlling interests	(38)
Payables for investment	(2)

Cost of business combination	115

Proceeds paid in cash	(116)
Cash acquired	1

Cash paid, net	(115)

NOTE 5 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against the companies in the Group or there are pending claims (“hereinafter in this section: “claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 279 million, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure at September 30, 2010, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 12.9 billion (of which an amount of NIS 4 billion is for claims, which at this stage, cannot be assessed, as set out in sections B and D below). For updates in this matter subsequent to the reporting date, see section B below). This amount and all the amounts of the additional exposure in this note are linked to the CPI and before the addition of interest.

For applications for certification as class action of lawsuits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

The contingent liabilities of the Group are described in detail in Note 18 to the financial statements of the Group as at December 31, 2009. Following is a detailed description of the Group's contingent liabilities at September 30, 2010, classified into groups with similar characteristics.

A.	Employee claims

At September 30, 2010, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 1.4 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 117 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

B.	Customer claims

At September 30, 2010, the additional exposure (beyond the provisions included in these financial statements) for customer claims amounts to NIS 5 billion. Of these claims, there are claims amounting to NIS 260 million, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 56 million, where provisions are required to cover the exposure from such claims.

Subsequent to the reporting date, customers of Group companies filed a number of claims, amounting to NIS 2.06 billion, which cannot be assessed at this stage.

C.	Supplier and communication provider claims

At September 30, 2010, the amount of the additional exposure for claims filed by suppliers and communication providers (beyond the provisions included in these financial statements) amounts to NIS 977 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 11 million, where provisions are required to cover the exposure resulting from such claims.

D.	Claims for punitive damages

At September 30, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages amounts to NIS 4.9 billion. This amount does not include claims for which the insurance coverage is not disputed. Of these claims, there are claims amounting to NIS 3.7 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2.6 million, where provisions are required to cover the exposure resulting from such claims.

E.	Claims by entrepreneurs and companies

At September 30, 2010, the amount of the additional exposure for claims filed by entrepreneurs and companies (beyond the provisions included in these financial statements) amounts to NIS 318 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10 million, where provisions are required to cover the exposure resulting from such claims.

F.	Claims by the State and authorities

At September 30, 2010, the amount of the additional exposure for claims filed by the State of Israel and various authorities (beyond the provisions included in these financial statements) amounts to NIS 280 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 82 million, where provisions are required to cover the exposure resulting from such claims.

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 million at the date of the claim, including principle, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay the government NIS 150 million, including principle, linkage differences and interest, which is included as a liability in these financial statements. This amount was paid in October 2010. Additionally, in October 2010 Pelephone filed an appeal of the ruling at the Supreme Court. Prior to the ruling, the Group included a provision for the claim in its financial statements, amounting to NIS 76 million.

For claims against DBS, see Note 5 to the financial statements of DBS as at September 30, 2010, which are attached to these financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 6 – EQUITY AND SHARE-BASED PAYMENTS

A.	Share capital

Registered			Issued and paid up
September 30, 2010	September 30, 2009	December 31, 2009	September 30, 2010	September 30, 2009	December 31, 2009
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,749,000,000	2,749,000,000	2,749,000,000	2,678,944,392	2,653,896,660	2,659,727,630

B.
In January and March 2010, the board of directors of the Company approved the allotment of 1,000,000 options to senior employees in the Group, under the plan set out in Note 27(A)(3) to the financial statements as at December 31, 2009. The theoretical economic value of the allotted options, calculated at the date of approval of the allotment by the board of directors, according to a weighted Black and Scholes model, is NIS 3.2 million.

C.
Following the exercise of options by employees in accordance with the options plans described in Note 27 to the financial statements as at December 31, 2009, in the nine months ended September 30, 2010, the Company issued 19,216,762 ordinary shares of NIS 1 par value each.

D.
Subsequent to the reporting date and through October 31, 2010, following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2009, the Company issued 2,059,219 ordinary shares of NIS 1 par value each.

E.	Dividends

(1)	The Company paid dividends as follows:

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash dividend paid in October 2010 (NIS 0.478 per share) (2)	1,280	-	1,280	-	-

Cash dividend paid in May 2010
(NIS 0.917 per share)	2,453	-	-	-	-

Cash dividend paid in October 2009
(NIS 0.43 per share)	-	1,149		1,149	1,149

Cash dividend paid in May 2009
(NIS 0.3 per share)	-	792	-	-	792

	3,733	1,941	1,280	1,149	1,941

(2)
On August 2, 2010, the board of directors of the Company resolved to recommend to the general meeting the distribution of a cash dividend to the shareholders in the amount of NIS 1.280 million. On September 12, 2010 the general meeting approved payment of the dividend and it was paid on October 7, 2010.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 7 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.
Further to Note 30(B) to the financial statements as at December 31, 2009, in respect of the management and consultation services agreement with Ap.Sb.Ar. and the subsequent sale of the controlling stake in the Company by Ap.Sb.Ar., on April 14, 2010, the management agreement between the Company and a company owned and controlled by the shareholders in Ap.Sb. Ar was terminated.

In addition, in May 2010, the general meeting of the shareholders of the Company approved a new agreement between the Company and Eurocom Communications Ltd. Under the agreement, Eurocom will provide the Company ongoing management and consultation services for an annual fee of $1.2 million. The term of the agreement is for three months as from June 1, 2010.

B.
Subsequent to the transfer of control in the Company, the certified bodies of the Company approved a series of agreements between the Company and its subsidiaries and DBS with B Communications Group, including extraordinary transactions.  The transactions are approved from time to time according to the requirements of the Company and its subsidiaries and are reported to the public according to the law.

Material balances with interested and related parties

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue:
Associates	119	185	46	78	224

Related parties	9	-	4	-	-

Expenses:
Associates	2	3	2	2	3

Related parties	204	-	118	-	-

Investments:
Related parties	55	-	26	-	-

Material balances with interested and related parties

	September 30	December 31,
	2010	2009
	(Unaudited)	(Audited)
	NIS millions	NIS millions

Receivables - associates, net	59	70

Loans to an associate	1,111	1,165

Liabilities to related parties, net	(139)	-

Loan from related parties to an associate	(903)	-

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 7 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

C.
Further to Note 30(F) to the financial statements as at December 31, 2009, on April 8, 2010, the general meeting of the Company’s shareholders approved a maximum bonus for 2009 for the chairman of the Company’s board of directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008, of 18 monthly salaries, amounting to NIS 3.44 million.

D.
Further to Note 30 (G)(11) to the financial statements as at December 31, 2009 regarding the conversion of the D&O insurance policy to a runoff policy, in March 2010, the general meeting of the Company’s shareholders approved the agreement for acquisition of the runoff policy.  In addition, further to the transfer of control in the Company and the appointment of new directors, in May 2010, the general meeting of the Company’s shareholders approved a letter of indemnity for the directors, in the format that is accepted in the Company as approved by the general meeting.

E.
In May 2010, the general meeting of the Company’s shareholders approved the settlement agreement between the Company and the former CEO of the Company, in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives. Under the agreement, the Company paid the former CEO a lump sum of NIS 9 million.

NOTE 8 – REVENUE

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	2,302	2,440	765	810	3,247
Internet - infrastructure	720	638	249	230	862
Transmission, data communication and other	707	717	239	239	940

	3,729	3,795	1,253	1,279	5,049

Cellular
Cellular services and terminal equipment	3,220	2,987	1,098	1,040	4,013
Sale of terminal equipment	854	813	280	271	1,119

	4,074	3,800	1,378	1,311	5,132

International communications,
internet services and NEP	1,004	949	337	319	1,276

Other	122	43	65	15	62

	8,929	8,587	3,033	2,924	11,519

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 9 – OPERATING AND GENERAL EXPENSES

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	1,381	1,309	469	457	1,750
General expenses	866	796	303	305	1,140
Materials and spare parts	765	718	245	236	1,003
Services and maintenance by sub-contractors	86	104	26	31	146
Building maintenance	201	218	80	77	295
International communication expenses	242	242	84	81	313
Vehicle maintenance expenses	94	91	30	30	124
Royalties to the State of Israel	61	74	28	26	66
Collection fees	17	24	6	8	34

	3,713	3,576	1,271	1,251	4,871

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING

A.	Operating segments

	Nine months ended September 30, 2010 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	3,726	4,073	1,004	1,181	115	(1,181)	8,918
Inter-segment revenue	208	191	26	2	26	(442)	11

Total revenue	3,934	4,264	1,030	1,183	141	(1,623)	8,929

Depreciation and amortization	512	447	70	200	7	(195)	1,041

Segment results – operating profit	1,549	1,040	255	138	12	(151)	2,843

Finance expenses	190	95	8	368	-	(374)	287
Finance income	(132)	(72)	(5)	(2)	-	11	(200)

Total finance expenses (income), net	58	23	3	366	-	(363)	87

Segment profit (loss) after finance expenses, net	1,491	1,017	252	(228)	12	212	2,756

Share in the (profits) losses of equity-accounted investees	-	-	4	-	-	(184)	(180)

Segment profit (loss) before income tax	1,491	1,017	256	(228)	12	28	2,576
Income tax	405	252	48	1	3	(1)	708

Segment results – net profit (loss)	1,086	765	208	(229)	9	29	1,868

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Nine months ended September 30, 2009 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	3,787	3,799	944	1,137	37	(1,137)	8,567
Inter-segment revenue	200	184	40	3	17	(424)	20

Total revenue	3,987	3,983	984	1,140	54	(1,561)	8,587

Depreciation and amortization	600	446	62	171	1	(171)	1,109

Segment results – operating profit	1,362	939	194	186	3	(192)	2,492

Finance expenses	247	75	8	383	6	(388)	331
Finance income	(269)	(67)	(13)	(13)	-	18	(344)

Total finance expenses (income), net	(22)	8	(5)	370	6	(370)	(13)

Segment profit (loss) after finance expenses, net	1,384	931	199	(184)	(3)	178	2,505
Share in profits (losses) of equity-accounted investees	-	-	5	-	-	(13)	(8)
Segment profit (loss) before income tax	1,384	931	204	(184)	(3)	165	2,497
Profit from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	413	237	53	1	(1)	(1)	702

Segment results – net profit (loss)	971	694	151	(185)	(2)	1,545	3,174

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Three months ended September 30, 2010 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,252	1,378	337	394	61	(392)	3,030
Inter-segment revenue	71	64	10	2	10	(154)	3

Total revenue	1,323	1,442	347	396	71	(546)	3,033

Depreciation and amortization	171	149	23	68	2	(63)	350

Segment results – operating profit	556	356	70	72	9	(84)	979

Finance expenses	84	65	2	151	1	(153)	150
Finance income	(54)	(27)	(1)	(2)	-	8	(76)

Total finance expenses (income), net	30	38	1	149	1	(145)	74

Segment profit (loss) after finance expenses, net	526	318	69	(77)	8	61	905
Share in profits of equity-accounted investees	-	-	-	-	-	(71)	(71)

Segment profit (loss) before income tax	526	318	69	(77)	8	(10)	834
Income tax	149	79	16	1	2	(1)	246

Segment results – net profit (loss)	377	239	53	(78)	6	(9)	588

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Three months ended September 30, 2009 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,278	1,309	317	378	15	(378)	2,919
Inter-segment revenue	65	63	15	2	5	(145)	5

Total revenue	1,343	1,372	332	380	20	(523)	2,924

Depreciation and amortization	184	156	21	59	-	(59)	361

Segment results – operating profit	491	316	66	61	2	(61)	875

Finance expenses	126	36	2	162	1	(159)	168
Finance income	(123)	(22)	(4)	(13)	-	10	(152)

Total finance expenses (income), net	3	14	(2)	149	1	(149)	16

Segment profit (loss) after finance expenses, net	488	302	68	(88)	1	88	859
Share in the (profits) losses of equity-accounted investees	-	-	1	-	-	(13)	(12)

Segment profit (loss) before income tax	488	302	69	(88)	1	75	847
Profit from discontinued operations	-	-	-	-	-	1,475	1,475
Income tax	169	71	18	1	(1)	1	259

Segment results – net profit (loss)	319	231	51	(89)	2	1,549	2,063

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Year Ended December 31, 2009
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenue	264	246	45	1	20	(553)	23

Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519

Depreciation and amortization	794	603	84	234	4	(234)	1,485

Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972

Finance expenses	295	100	12	478	-	(487)	398
Finance income	(310)	(90)	(15)	(8)	(23)	17	(429)

Total finance expenses (income), net	(15)	10	(3)	470	(23)	(470)	(31)

Segment profit (loss) after finance expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in the (profits) losses of equity-accounted investees	-	-	7	-	-	(41)	(34)

Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Profit from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	431	305	71	1	2	(3)	807

Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 10 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue
Revenue from reporting segments	10,411	10,094	3,508	3,427	13,527
Revenue from other segments	141	54	71	20	74
Cancellation of revenue from inter-segment sales, other than revenue from sales to an associate reporting as a segment	(442)	(424)	(154)	(145)	(553)
Cancellation of revenue for a segment classified as an associate (up to August 20, 2009 - discontinued operations)	(1,181)	(1,137)	(392)	(378)	(1,529)

Consolidated revenue	8,929	8,587	3,033	2,924	11,519

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit or loss
Operating profit or loss for reporting segments	2,982	2,675	1,047	934	3,216
Profit or loss for other categories	4	3	9	2	4
Cancellation of capital gain
for sale of Walla in Bezeq International	(5)	-	(5)	-	-
Cancellation of expenses from a segment classified as an associate (up to August 20, 2009 - discontinued operations)	(138)	(186)	(72)	(61)	(248)
Finance income (expenses), net	(87)	13	(74)	(16)	31
Share in the profits (losses) of equity-accounted investees	(180)	(8)	(71)	(12)	(34)

Consolidated profit before income tax	2,576	2,497	834	847	2,969

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 11 – CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	2,013	2,030	2,102
Non-current assets	2,838	2,872	2,888

	4,851	4,902	4,990

Current liabilities	1,193	1,251	1,519
Long term liabilities	752	909	921

Total liabilities	1,945	2,160	2,440
Equity	2,906	2,742	2,550

	4,851	4,902	4,990

B.	Statement of income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from services	3,405	3,170	1,159	1,101	4,256
Revenue from sale of terminal equipment	859	813	283	271	1,120

Revenue from services and sales	4,264	3,983	1,442	1,372	5,376
Cost of services and sales	2,784	2,627	941	910	3,592

Gross profit	1,480	1,356	501	462	1,784

Selling and marketing expenses	351	325	115	116	461
General and administrative expenses	89	92	30	30	133

	440	417	145	146	594

Operating profit	1,040	939	356	316	1,190

Finance expenses	95	75	65	36	100
Finance income	(72)	(67)	(27)	(22)	(90)

Net finance expenses (income)	23	8	38	14	10

Profit before income tax	1,017	931	318	302	1,180
Income tax	252	237	79	71	305

Profit for the period	765	694	239	231	875

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 11 - CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

3.	Bezeq International Ltd.

A.	Statement of financial position

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	459	513	547
Non-current assets	540	543	559

	999	1,056	1,106

Current liabilities	258	279	367
Long term liabilities	31	37	37

Total liabilities	289	316	404
Equity	710	740	702

	999	1,056	1,106

B.	Statement of income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue	1,030	984	347	332	1,318
Operating expenses	616	584	208	195	777

Gross profit	414	400	139	137	541

Selling, marketing and development expenses	141	131	48	47	175
General and administrative expenses	80	75	26	24	105
Other income, net	(62)	-	(5)	-	-

	159	206	69	71	280

Operating profit	255	194	70	66	261

Finance expenses	8	8	2	2	12
Finance income	(5)	(13)	(1)	(4)	(15)

Net finance expenses (income)	3	(5)	1	(2)	(3)
Share in earnings of equity-accounted associates	4	5	-	1	7

Profit before income tax	256	204	69	69	271
Income tax	48	53	16	18	71

Profit for the period from continuing operations	208	151	53	51	200
Profit (loss) for the period from discontinued operations	- *	-	- *	-	-

	208	151	53	51	200

* Less than NIS 500,000

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2010

NOTE 12 – MATERIAL EVENTS DURING THE REPORTING PERIOD

A.
On March 25, 2010, the Company received notice of a strike, in accordance with the Settlement of Labor Disputes Law, 5719-1957, which was declared by the Histadrut Labor Union, as from April 11, 2010. According to the notice, the dispute relates to the Company’s disregard of the demand of the workers’ union to negotiate for a collective agreement to regulate the rights of employees following transfer of the controlling stake in the Company, before taking steps to transfer control. Consequently, negotiations between the Company’s management and the workers’ union are underway.

B.
In the reporting period, the Company completed debt financing amounting to NIS 2.6 billion, through loans from banks in Israel. Of this amount, NIS 400 million is against early repayment of bank loans from March 2009. Loans of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, payable as follows:

1)
Loans of NIS 1.1 billion, which are unlinked and bear variable interest of prime minus 0.21%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

2)	A loan of NIS 200 million, which is unlinked and bears variable interest of prime minus 0.33%, is repayable in six equal annual payments of the principal between 2012 and 2017.

3)
Loans of NIS 800 million, which are unlinked and bear average fixed interest of 5.56%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

4)	Loans of NIS 500 million, which are unlinked and bear average fixed interest of 5%, are repayable in four equal annual payments of the principal between 2012 and 2017.